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FORM 12b-25	SEC FILE NUMBER 001-9232

NOTIFICATION OF LATE FILING	CUSIP NUMBER 928703107

(Check One):	› Form 10-K	› Form 20-F	› Form 11-K	☒ Form 10-Q	› Form 10-D	› Form N-SAR
› Form N-CSR

For Period Ended: January 30, 2011
› Transition Report on Form 10-K
› Transition Report on Form 20-F
› Transition Report on Form 11-K
› Transition Report on Form 10-Q
› Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION Volt Information Sciences, Inc.
Full Name of Registrant
Former Name if Applicable 1065 Avenue of the Americas
Address of Principal Executive Office (Street and Number) New York, New York 10018
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report or Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, Volt Information Sciences, Inc. (“Company”) is in the process of restating prior periods financial statements.  As a result, the Company’s Quarterly Report on Form 10-Q for the quarter ended January 30, 2011 could not, without unreasonable effort and expense, be filed before its March 11, 2011 due date, nor can it be filed by March 16, 2011, the extended due date of such report.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:
	Jack Egan	212	704-7970
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s). YES ☐  No ☒

The Company has not filed its Quarterly Reports on Form 10-Q for the quarters ended August 2, 2009, January 31, 2010, May 2, 2010 and July 31, 2010 nor its Annual Reports on Form 10-K for the year ended November 1, 2009 and October 31, 2010, and may restate financial statements in other reports.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   YES ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.
As a result of the pending restatements, it is not possible to make a reasonable estimate of the Company’s consolidated results of operations for either the three months ended January 30, 2011 or the three months ended January 31, 2010, nor to quantify any significant change in the Company’s consolidated results of operations between the comparable periods, until the Company prepares financial statements for the three months ended January 30, 2011 and the three months ended January 31, 2010 and determines how each period will be impacted by the restatements.

The Company intends to issue a public disclosure, within the next two to three weeks, containing a business update and certain selected unaudited financial information with respect to the quarter ended January 30, 2011.

Volt Information Sciences, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 14, 2011	By:	/s/ Jack Egan
Jack Egan, Senior Vice President and Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).